Filed pursuant to Rule 424(b)(3)

Registration No. 333-234663

PROSPECTUS SUPPLEMENT NO. 3, DATED JANUARY 24, 2022

(TO THE PROSPECTUS, DATED FEBRUARY 25, 2020,

PROSPECTUS SUPPLEMENT NO. 1, DATED APRIL 2, 2021, AND

PROSPECTUS SUPPLEMENT NO. 2, DATED NOVEMBER 12, 2021)

Series E Redeemable Preferred Stock and Series M Redeemable Preferred Stock

Maximum of 20,000,000 Shares in Primary Offering

Maximum of 8,000,000 Shares Pursuant to Dividend Reinvestment Plan

(Liquidation preference $25.00 per share of Series E Redeemable Preferred Stock or

Series M Redeemable Preferred Stock)

This prospectus supplement no. 3 (this “Supplement”) is part of and should be read in conjunction with the prospectus of Braemar Hotels & Resorts Inc., dated February 25, 2020, the prospectus supplement no. 1, dated April 2, 2021, and the prospectus supplement no. 2, dated November 12, 2021 (together, the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus. When used in this Supplement, the terms “our company,” “we,” “us,” or “our” refer to Braemar Hotels & Resorts Inc., a Maryland corporation, and, as the context may require, its consolidated subsidiaries, including Braemar Hospitality Limited Partnership, a Delaware limited partnership, which we refer to as our “Operating Partnership.”

The purposes of this Supplement are as follows:

•	to disclose the status of this offering;

•	to disclose an extension of our primary offering; and

•	to amend the sections of the Prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements,” “Estimated Use of Proceeds,” and “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers.”

Status of this Offering

We have previously filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-3 (File No. 333-234663), including the Prospectus, dated February 25, 2020 (as the same may be amended and/or supplemented, the “Registration Statement”), under the Securities Act of 1933, as amended. The Registration Statement was declared effective by the SEC on February 21, 2020. Up to 20,000,000 shares of our Series E Redeemable Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”), or our Series M Redeemable Preferred Stock, par value $0.01 per share (the “Series M Preferred Stock,” and together with the Series E Preferred Stock, the “Preferred Stock”), are being offered in our primary offering pursuant to this Supplement and the Prospectus and up to 8,000,000 shares of the Preferred Stock are being offered pursuant to the dividend reinvestment plan. As of January 21, 2022, we have issued 2,461,365 shares of Series E Preferred Stock for net proceeds of approximately $55.3 million (after deducting selling commissions and dealer manager fees) and issued 31,004 shares of Series M Preferred Stock for net proceeds of $751,847 (after deducting dealer manager fees).

Extension of thIS Offering

Our board of directors has approved an extension of our primary offering of up to 20,000,000 shares of the Preferred Stock until February 21, 2023. Under rules promulgated by the SEC, in some circumstances we could continue our primary offering beyond February 21, 2023. If we decide to continue our primary offering beyond February 21, 2023, we will provide that information in a prospectus supplement. We may terminate our primary offering at any time or may offer shares of the Preferred Stock pursuant to a new registration statement, including a follow-on registration statement.

Cautionary Statement Regarding Forward-Looking Statements

The following disclosure updates the section of the Prospectus entitled “Cautionary Statement Regarding Forward-Looking Statements” and all related disclosure throughout the Prospectus.

This Supplement, the Prospectus and the documents incorporated herein or therein by reference, together with other statements and information publicly disseminated by us, contain certain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are subject to risks and uncertainties. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995 and include this statement for purposes of complying with these safe harbor provisions. These forward-looking statements include, among others, statements about the terms and size of this offering, the use of proceeds from this offering, and possible, estimated or assumed future results of our business, financial condition, liquidity, results of operations, plans and objectives. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Additionally, statements regarding the following subjects are forward-looking by their nature:

•	the ongoing adverse effects of the public health crisis of the novel coronavirus disease (“COVID-19”) pandemic and numerous governmental travel restrictions and other orders on our business, including one or more possible recurrences of COVID-19 cases causing state and local governments to reinstate travel restrictions;

•	our business and investment strategy;

•	our projected operating results and dividend rates;

•	our ability to obtain future financing arrangements or restructure existing indebtedness;

•	our understanding of our competition;

•	market trends;

•	projected capital expenditures;

•	anticipated acquisitions or dispositions; and

•	the impact of technology on our operations and business.

Such forward-looking statements are based on our beliefs, assumptions and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions and expectations can change as a result of many potential events and factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. Additionally, the following factors could cause actual results to vary from our forward-looking statements:

•	the factors discussed in this Supplement, the Prospectus and in the documents incorporated herein and therein by reference, including those set forth in our most recent Annual Report on Form 10-K under the sections entitled “Risk Factors,” “Management's Discussion and Analysis of Financial Condition and Results of Operations,” “Business,” and “Properties,” as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act;

•	adverse effects of the COVID-19 pandemic, including a significant reduction in business and personal travel and travel restrictions in regions where our hotels are located, and one or more possible recurrences of COVID-19 cases causing a further reduction in business and personal travel and potential reinstatement of travel restrictions by state or local governments;

•	our ability to raise sufficient capital and/or take other actions to improve our liquidity position or otherwise meet our liquidity requirements;

•	actions by our lenders to accelerate loan balances and foreclose on the hotel properties that are security for our loans if we are unable to make debt service payments or satisfy our other obligations under the forbearance agreements;

•	general volatility of the capital markets and the market price of our common and preferred stock;

•	general business and economic conditions affecting the lodging and travel industry;

•	changes in our business or investment strategy;

•	availability, terms and deployment of capital;

•	unanticipated increases in financing and other costs, including a rise in interest rates;

•	changes in our industry and the markets in which we operate, interest rates, or local economic conditions;

•	the degree and nature of our competition;

•	actual and potential conflicts of interest with Ashford Trust, Ashford Inc. and its subsidiaries (including Ashford Advisor, Remington Hotels and Premier), our executive officers and our non-independent director;

•	changes in personnel of Ashford Advisor and certain of its affiliates or the lack of availability of qualified personnel;

•	changes in governmental regulations, accounting rules, tax rates and similar matters;

•	legislative and regulatory changes, including changes to the Code, and related rules, regulations and interpretations governing the taxation of REITs; and

•	limitations imposed on our business and our ability to satisfy complex rules in order for us to qualify as a REIT for U.S. federal income tax purposes.

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this Supplement, the Prospectus and in the documents incorporated by reference herein and therein, including under “Risk Factors” in our most recent Annual Report on Form 10-K, as updated in our subsequent Quarterly Reports on Form 10-Q and other filings under the Exchange Act. The matters summarized under “Risk Factors” and elsewhere in this Supplement, the Prospectus and in the documents incorporated by reference herein and therein could cause our actual results and performance to differ significantly from those contained in our forward-looking statements. Additionally, many of these risks and uncertainties are currently amplified by and will continue to be amplified by, or in the future may be amplified by, the COVID-19 outbreak and the numerous government travel restrictions imposed in response thereto. The extent to which COVID-19 impacts us will depend on future developments, which are highly uncertain and cannot be predicted with confidence, including the scope, severity and duration of the pandemic, the actions taken to contain the pandemic or mitigate its impact, and the direct and indirect economic effects of the pandemic and containment measures, among others. Accordingly, we cannot guarantee future results or performance. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the dates of this Supplement and the Prospectus. Furthermore, we do not intend to update any of our forward-looking statements after the date of this Supplement to conform these statements to actual results and performance, except as may be required by applicable law.

ESTIMATED Use of Proceeds

The following disclosure updates the section of the Prospectus entitled “Estimated Use of Proceeds” and all related disclosure throughout the Prospectus.

We intend to use the net proceeds from this offering for general corporate purposes, including, without limitation, repayment of other debt or other maturing obligations, financing future hotel-related investments, redemption of outstanding shares of preferred stock, capital expenditures and working capital. Pending any such uses, we may invest the net proceeds from the sale of any securities offered pursuant to this prospectus in short-term investments. These initial investments are expected to provide a lower net return than we will seek to achieve from our target assets.

PLAN OF DISTRIBUTION

The following disclosure amends certain portions of the section of the Prospectus entitled “Plan of Distribution—Compensation of Dealer Manager and Participating Broker-Dealers,” and all related disclosure throughout the Prospectus. Except as set forth below, all other provisions of the “Plan of Distribution” section of the Prospectus remain unchanged by this Supplement.

Compensation of Dealer Manager and Participating Broker-Dealers

We will pay to our dealer manager selling commissions of up to 7.0% of the gross offering proceeds (i.e., $25.00 per share) from sales of the Series E Preferred Stock in our primary offering. There will be no selling commissions paid for the sale of shares of Series M Preferred Stock. We will also pay to our dealer manager up to 3.0% of the gross offering proceeds (i.e., $25.00 per share) from sales of the Series E Preferred Stock and Series M Preferred Stock in our primary offering as compensation for acting as dealer manager. As dealer manager, Ashford Securities will manage, direct and supervise its associated persons who will be wholesalers in connection with the offering. The combined selling commission, dealer manager fee and any other amounts deemed to be underwriting compensation in connection with this offering will not exceed 10% of the gross offering proceeds from our primary offering pursuant to FINRA’s 10% cap.

Our dealer manager provides services to us, which include conducting broker-dealer seminars, holding informational meetings and providing information and answering any questions concerning this offering. We pay our dealer manager a dealer manager fee of up to 3.0% of the gross offering proceeds (i.e., $25.00 per share) of Preferred Stock sold in our primary offering.

The net proceeds to us will not be affected by reducing the selling commissions payable in connection with sales of the Series E Preferred Stock. To the extent a participating broker-dealer reduces its selling commission below 7.0%, the public offering price per share of the Series E Preferred Stock will be decreased by an amount equal to the selling commission reduction. Selling commissions will be established by each participating broker-dealer or other financial intermediary based on various considerations, including but not limited to their compliance with Regulation Best Interest. Additionally, if applicable, any reduction in the dealer manager fee will also reduce the public offering price per share.

As reflected in Table One below, the selling commission received by participating broker-dealers will vary depending on the fixed offering price at which the participating broker-dealers sell the Series E Preferred Stock to investors. The participating broker-dealer agreement reflects the selling commission paid to the participating broker-dealer from which the fixed offering price for that participating broker-dealer’s sale of Series E Preferred Stock can be determined. Table One details the various fixed offering prices within the established range of $23.25 to $25.00 per share of Series E Preferred Stock only at 50 basis point intervals of the corresponding selling commission and assuming no reduction in the dealer manager fee. The selling commissions received by the participating broker-dealers in connection with the Series E Preferred Stock will never exceed 7.0% of the gross offering proceeds. See additional discounts based on a reduced dealer manager fee as set forth in Table Two below.

Table One

Selling Commission	Public Offering Price per share of Series E Preferred Stock
7.00%	$25.00
6.50%	$24.88
6.00%	$24.75
5.50%	$24.63
5.00%	$24.50
4.50%	$24.38
4.00%	$24.25
3.50%	$24.13
3.00%	$24.00
2.50%	$23.88
2.00%	$23.75
1.50%	$23.63
1.00%	$23.50
0.50%	$23.38
0.00%	$23.25

In addition, with respect to any sale of shares of Series E Preferred Stock, the dealer manager may waive all or any portion of the dealer manager fee. The net proceeds to us will not be affected by such reduction. Any reductions in the dealer manager fee will further reduce the public offering price per share of Series E Preferred Stock by the amounts set forth in Table Two below.

Table Two

Dealer Manager Fee	Reduction to Public Offering Price per share of Series E Preferred Stock
3.00%	$0.00
2.50%	$0.13
2.00%	$0.25
1.50%	$0.38
1.00%	$0.50
0.50%	$0.63
0.00%	$0.75

To determine the public offering price in a scenario where there is a reduced selling commission and a reduction in the dealer manager fee, you would take the new (reduced) public offering price per share from Table One and subtract the amount per share in Table Two and arrive at the price paid by the investor. For example, if the selling commission is reduced from 7.0% to 6.0% and the dealer manager fee is reduced from 3.0% to 2.0%, you would take $24.75 from Table One and subtract $0.25 from Table Two to arrive at a public offering price per share of $24.50.

Additional information related to the fixed prices being offered to the public and which participating broker-dealers are selling the Series E Preferred Stock at such prices may be obtained by contacting Investor Services at (888) 490-4292.

Further, selling commissions may not be paid and the dealer manager fee may be reduced in connection with certain sales in which either we, our advisor, or the dealer manager and our respective affiliates have some relationship with the prospective investor that was created other than through participating broker-dealers or financial intermediaries. These sales may be with institutions, family offices, or high net worth individuals, but is not limited to these categories. The dealer manager may utilize the services of a third-party broker-dealer to serve as the broker of record for these sales. If utilized, the broker of record will undertake the necessary regulatory compliance, including but not limited to, determining the prospective investor’s suitability and anti-money laundering compliance. The dealer manager may reallow up to 3.0% of its dealer manager fee to the broker of record, and there will be no selling commission paid on these sales. The advisor will make all final determinations regarding whether these sales fall within the category described above or are friends and family sales.